SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of May, 2012

CAMELOT INFORMATION SYSTEMS INC.
Beijing Publishing House
A6 North Third Ring Road
Xicheng District, Beijing 100120
The People’s Republic of China
Tel: +(86-10) 5810-0888

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     ✓              Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____                        No    ✓

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________.)
N/A

This Form 6-K consists of:

1.	a press release announcing unaudited 2012 first-quarter financial results of Camelot Information Systems Inc. (the “Registrant”), made by the Registrant on May 22, 2012; and
2.	a press release regarding appointment of an independent director, made by the Registrant on May 7, 2012.

DOCUMENT 1

Company Contacts:
Camelot Information Systems Inc.
Mr. Franklin King, Interim Chief Financial Officer
Tel: +86 (10) 8201 9008
E-mail: investors@camelotchina.com

Ms. Jojo Guo, Investor Relations Manager
Tel: +1 (646) 371-6533
E-mail: investors@camelotchina.com

Investor Relations Contacts:
CCG Investor Relations
Mr. Crocker Coulson, President
Tel: +1 (646) 213-1915
E-mail: crocker.coulson@ccgir.com

Mr. John Harmon, CFA, Sr. Acct. Mgr.
Tel: +86 (10) 8573 1014 (Beijing)
E-mail: john.harmon@ccgir.com

For Immediate Release:

Camelot Information Systems Inc. Announces Unaudited First-Quarter 2012 Financial Results

BEIJING, May 22, 2012 -- Camelot Information Systems Inc. (“Camelot” or the “Company”) (NYSE: CIS), a leading domestic provider of enterprise application services and financial industry IT services in China, today announced unaudited financial results for the first quarter of 2012 ended March 31, 2012.

First-Quarter Financial and Operating Highlights:

•	Net revenues increased 6.6% year-over-year to $57.1 million in the first quarter of 2012, as compared to $53.6 million in the first quarter of 2011

•	Gross profit was $12.7 million, as compared to $13.9 million in the year-ago quarter

•	Operating loss was $1.6 million, as compared to operating income of $2.8 million in the year-ago quarter

•	Adjusted operating income1 was $0.6 million, as compared to adjusted operating income of $5.5 million in the year-ago quarter

•	Net loss was $0.8 million, as compared to net income of $2.3 million in the year-ago quarter.

•	Adjusted net income1 attributable to Camelot was $1.4 million, as compared to $5.1 million in the year-ago quarter.

•
A new wholly owned subsidiary, Camelot Financial Information Technology Services Co., Ltd., started operation in March 2012 to consolidate the Financial Industry IT Services (FIS) resources with a sole focus on clients, technology and markets in the banking, financial services and insurance sector

_________________________
1
As used in this press release, non-GAAP adjustments include share-based compensation expenses, amortization expense related to intangible assets acquired for business acquisition and changes in fair value of contingent consideration. For more information about the adjusted (i.e. non-GAAP) financial measures contained in this press release, please see “Use of Non-GAAP Financial Measures” below.

•	Entered into a strategic cooperative agreement with Huawei Device Co., Ltd. (“Huawei Device”) in April 2012 to develop enterprise application solutions for Huawei Device’s mobile business users

Mr. Simon Ma, Camelot’s Chairman and Chief Executive Officer, commented, “We are satisfied with our results for the first quarter of 2012 and we met or exceeded our financial targets. As part of our plan to invest in solutions and consulting services, we entered into an agreement with Huawei to develop enterprise solutions for their mobile platform.  We also invested in our consulting business by hiring over 150 business-transformation consulting professionals who are uniquely positioned to serve mission-critical demands in several industries.  In addition, we are on track with our plans of integrating our FIS businesses.”

“We believe that we are well-poised to generate substantial returns on our investment and are confident we remain on track towards building a cohesive foundation for sustainable, long-term growth and continuing our leadership in the industry.” concluded Mr. Ma.

First-Quarter 2012 Financial Results

Net revenues for the first quarter ended March 31, 2012 increased 6.6% to $57.1 million from $53.6 million in the year-ago quarter.

Net Revenues by Business Line (in thousands, except percentage)

Business Line	Three Months Ended March 31, 2012		Three Months Ended March 31, 2011
Enterprise application services	$39,308	68.8%	$36,120	67.4%
Financial industry IT services	17,815	31.2%	17,446	32.6%
Total net revenues	57,123	100.0%	53,566	100.0%

Enterprise Application Services (EAS) revenues increased 8.8% year-over-year to $39.3 million in the quarter but declined slightly from the prior quarter. The increase in quarterly EAS revenues was primarily fueled by organic growth. EAS revenues amounted to 68.8% of net revenues in the quarter. FIS revenues increased slightly year-over-year to $17.8 million and declined sequentially in line with seasonal norms. FIS revenues accounted for 31.2% of the quarter’s net revenues.

GAAP cost of revenues increased 12.1% to $44.4 million from $39.6 million in the year-ago quarter.  Adjusted cost of revenues increased 13.3% to $44.4 million from $39.2 million in the year-ago quarter. Cost of revenues increased faster than net revenues due to increased headcount alongside investment in expanding the solutions portfolio. Adjusted cost of revenues excluded $24,000 of share-based compensation expense and $32,000 of acquisition-related intangible expense.

GAAP gross profit decreased 8.8% to $12.7 million from $13.9 million in the year-ago quarter.  Adjusted gross profit decreased 11.5% to $12.8 million from $14.4 million in the year-ago quarter.

The GAAP gross margin was 22.2% in the quarter, as compared to 26.0% in the year-ago quarter.  The adjusted gross margin was 22.3%, as compared to 26.9% in the year-ago quarter.

GAAP operating expenses were $14.3 million in the quarter, compared to $11.1 million in the year-ago quarter. GAAP operating expenses included $1.6 million of share-based compensation expense and $552,000 of acquisition-related intangible expense. Adjusted operating expenses were $12.1 million, representing a 36.7% increase over $8.9 million in the year-ago quarter. The increase was primarily attributable to increased legal and professional fees and additional senior-level hires.

The GAAP operating loss was $1.6 million, as compared to operating income of $2.8 million in the year-ago quarter. Adjusted operating income was $0.6 million, as compared to adjusted operating income of $5.5 million in the year-ago quarter.

The GAAP net loss attributable to Camelot for the first quarter of 2012 was $0.8 million, as compared to net income of $2.3 million in the year-ago quarter.  Adjusted net income attributable to Camelot for the first quarter of 2012 was $1.4 million, as compared to adjusted net income of $5.1 million in the year-ago quarter.

Balance Sheet and Cash Flow

As of March 31, 2012, the Company had $79.1 million in cash, cash equivalents and term deposits, as compared to $102.4 million in cash, cash equivalents and term deposits as of December 31, 2011. The decrease was mainly due to an operating cash outflow of $16.4 million.

In the first quarter of 2012, the Company did not repurchase any shares.

Days’ sales outstanding2 (“DSO”) were 181 days for the first quarter of 2012, as compared to 174 days in the prior quarter, with the increase attributable to delays in invoicing in the FIS business line currently undergoing integration.

Employees

The Company’s headcount increased to 5,246 as of March 31, 2012 from 4,718 at the end of the fourth quarter of 2011, which included 4,489 information technology (IT) professionals. Of the IT professionals, EAS employee headcount was 2,206, and FIS employee headcount was 2,283.

Recent Events

On March 15, 2012, Camelot appointed Ms. Joanna Wang and Mr. David Wang as independent directors.
_________________________
2
Calculated by dividing average accounts receivable, net of deferred revenue, by rolling gross revenues before business tax and related surcharges, and multiplying by 360 days. Rolling gross revenues is for the 12 months ended March 31, 2012.

On March 23, 2012, Camelot announced the formation of a wholly owned, focused subsidiary, Camelot Financial Information Technology Services Co, Ltd, in order to accelerate the development of the Company’s FIS business.  Mr. Yuhui Wang, formerly CEO of Camelot’s subsidiary, Agree, serves as the Chief Executive Officer of the new subsidiary.

On April 18, 2012, Camelot entered into a strategic cooperative agreement with Huawei Device to develop enterprise application solutions for Huawei Device’s mobile business users.

On May 2, 2012, Camelot appointed Mr. Bo Chen as an independent director to its Board of Directors.

Business Outlook

Second Quarter of 2012

Camelot expects net revenues in the second quarter of 2012 of approximately $62 million, representing a 4.4% increase from the second quarter of 2011.

In addition, Camelot expects second-quarter 2012 adjusted net income attributable to Camelot of approximately $3.2 million, representing an 11.0% increase from the second quarter of 2011.

Full-Year 2012

For full-year 2012, Camelot continues to expect net revenues of approximately $266 million, representing a 17.1% increase from the prior year.

Camelot also continues to expect full-year 2012 adjusted net income attributable to Camelot of approximately $18 million, representing a 17.0% increase from the prior year.

Conference-Call Information

Camelot senior management will host a conference call at 8:00 a.m. (U.S. Eastern Daylight Time) / 5:00 a.m. (U.S. Pacific Daylight Time) / 8:00 p.m. (Beijing / Hong Kong time) on Tuesday, May 22, 2012 to discuss the Company’s first-quarter 2012 financial results.

The conference call may be accessed by calling:
US Toll free:	800.510.9661
US Toll / International:	617.614.3452
Hong Kong toll free:	800.96.3844
HK Toll:	852.3002.1672
UK toll free:	08082347616
UK toll:	44.207.365.8426
South China toll free / China Telecom:	10 800 130 1713

North China toll free / China Netcom:	10 800 713 1756
China toll:	86 4008811630
Taiwan toll free:	00801148420

Passcode: 91974695

Please dial in approximately 10 minutes before the scheduled time of the call.

A replay of the conference call may be accessed by phone at the following numbers until Tuesday, May 29, 2012:

US Toll free:	888-286-8010
US Toll / International:	617-801-6888

Passcode: 92629279

A live webcast of the conference call and recording of the conference call will be available on the investor relations page of Camelot’s website at www.camelotchina.com.

USE OF NON-GAAP FINANCIAL MEASURES

To supplement the unaudited consolidated financial statements presented in accordance with U.S. GAAP, Camelot uses the non-GAAP (“adjusted”) financial measures of gross profit and margin, operating expenses, operating income and margin, net income attributable to Camelot Information Systems Inc. and margin, and diluted earnings per share and diluted earnings per ADS, which are adjusted from results based on U.S. GAAP to exclude share-based compensation, acquisition-related intangible amortization, and changes in fair value of contingent consideration. The non-GAAP financial measures are provided as additional information to help our investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of our current financial performance and prospects for the future.  The non-GAAP financial measures should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for or superior to U.S. GAAP results.  In addition, our calculation of the non-GAAP financial measures may differ from the calculations used by other companies, and therefore comparability may be limited.

STATEMENT REGARDING UNAUDITED FINANCIAL INFORMATION

The unaudited financial information set forth above is subject to adjustments that may be identified when audit work is performed on the Company’s year-end financial statements, which could result in significant differences from this unaudited financial information.

ABOUT CAMELOT INFORMATION SYSTEMS INC.

Camelot is a leading domestic provider of enterprise application services and financial industry information technology (“IT”) services in China, focusing on the high end of the IT value chain. The Company is the largest domestic provider of SAP-based Enterprise Resource Planning services in China as measured by 2010 revenue and by the number of SAP consultants as of December 31, 2010. Camelot also ranked as number-one in the banking testing market in 2010, according to IDC.  Camelot also operates in other areas of the Asia Pacific region, including Taiwan and Japan. The Company provides services to a wide range of industries, including financial services, resources and energy, manufacturing and automobile, technology, as well as telecommunication, media and education.

SAFE HARBOR

This press release contains statements that may constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve a number of risks and uncertainties that could cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s growth strategies, the Company’s ability to attract and retain skilled professionals, the market of IT services in China, the wages of IT professionals, the Company’s ability to serve, retain, and attract customers. Further information regarding these and other risks is included in Camelot’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Camelot does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

– financial tables follow –

CAMELOT INFORMATION SYSTEMS INC.
Condensed Consolidated Balance Sheets (Unaudited)
(U.S. Dollars in Thousands, Except per Share Data)

	March 31, 2012	December 31, 2011
Assets
Current assets
Cash and cash equivalents	$43,781	$57,128
Term deposits	35,290	45,318
Restricted cash	1,089	4,626
Billed accounts receivable	38,269	47,834
Unbilled accounts receivable	104,804	87,212
Other current assets	19,746	19,659
Total current assets	242,979	261,777

Property and equipment, net	4,531	4,673
Goodwill and other intangible assets	50,192	46,248
Other long-term assets	2,539	2,698
Total assets	300,241	315,396

Liabilities and shareholders' equity
Current liabilities
Consideration payable in connection with business acquisition	3,144	5,132
Other current liabilities	56,202	71,099
Total current liabilities	59,346	76,231

Contingent consideration in relation to acquisition	2,869	2,822
Other non-current liabilities	4,239	4,255
Total liabilities	66,454	83,308

Equity (a)	233,787	232,088

Total liabilities and equity	300,241	315,396

Note:
(a) As of March 31, 2012, there were 177,621,367 ordinary shares issued and outstanding.

CAMELOT INFORMATION SYSTEMS INC.
Condensed Consolidated Statements of Comprehensive Income (Unaudited)
(U.S. Dollars in Thousands, Except per Share Data)

	Three months ended March 31,
	2012	2011
Net revenues	$57,123	$53,566
Cost of revenues(1)(2)	(44,429)	(39,642)
Gross profit	12,694	13,924
Selling and marketing(1)(2)	(4,609)	(3,270)
General and administrative(1)(2)	(7,984)	(6,420)
Research and development costs	(1,667)	(846)
Changes in fair value of contingent consideration for acquisition	(47)	(607)
Total operating expense	(14,307)	(11,143)
Government subsidies	–	4
(Loss)/ Income from operations	(1,613)	2,785
Interest expense	(92)	(236)
Interest income	349	239
(Loss)/ Income before provisions for income tax	(1,356)	2,788
Income tax benefit/(expense)	293	(500)
Net (loss)/ income	(1,063)	2,288
Noncontrolling interest	225	46
Net (loss)/ income attributable to Camelot Information Systems Inc.(3)	(838)	2,334

Earnings per share:
Basic-ordinary shares	$(0.005)	$0.01
Diluted-ordinary shares	$(0.005)	$0.01

Earnings per ADS:
Basic-ADSs	$(0.02)	0.05
Diluted-ADSs	$(0.02)	0.05

Weighted average shares outstanding:
Basic-ordinary shares	177,621,367	180,739,042
Diluted-ordinary shares	177,621,367	194,898,108

Weighted average ADSs outstanding:
Basic-ADSs	44,405,342	45,184,760
Diluted-ADSs	44,405,342	48,724,527

Net (loss)/ income	(1,063)	2,288
Other comprehensive income, net of tax:

Change in cumulative foreign currency translation adjustments	68	963
Comprehensive income	(995)	3,251

Less: comprehensive income attributable to the noncontrolling interest	217	50
Comprehensive income attributable to Camelot Information Systems Inc.	(778)	3,301

(1) Includes the following amounts of share-based compensation expenses for the periods indicated

	Three Months Ended March 31,
	2012	2011
Cost of revenues	$24	$28
Selling and marketing	1,087	156
General and administrative	498	469
Total share-based compensation expenses	1,609	653

(2) Includes the following amounts of amortization expense related to intangible assets acquired for business combination for the periods indicated

	Three Months Ended March 31,
	2012	2011
Cost of revenues	$32	$455
Selling and marketing	481	973
General and administrative	71	68
Total acquisition-related intangible amortization expenses	584	1,496

(3) The following table sets forth the reconciliation of our adjusted net income attributable to Camelot Information Systems Inc. to the U.S. GAAP net income attributable to Camelot Information Systems Inc.

	Three Months Ended March 31,
	2012	2011
Net (loss)/ income attributable to Camelot Information Systems Inc. (U.S. GAAP)	$(838)	$2,334
Share-based compensation	1,609	653
Acquisition-related intangible amortization	584	1,496
Changes in fair value of contingent consideration	47	607
Total adjusted amounts	2,240	2,756
Adjusted net income attributable to Camelot Information Systems Inc.	1,402	5,090

CAMELOT INFORMATION SYSTEMS INC.
Condensed Consolidated Statements of Cash Flows (Unaudited)
(U.S. Dollars in Thousands)

	Three-Month Periods Ended March 31,
	2012	2011
Cash flow from operating activities:
Net (loss)/ income	$(1,063)	$2,288
Adjustments to reconcile net (loss)/ income to net cash used in operating activities:
Depreciation of property and equipment	265	272
Amortization of intangible assets	690	1,545
Deferred income taxes	482	(160)
Provision for account receivable	(429)	–
Share-based compensation	1,609	653
Gains on disposal of property and equipment	18	9
Change in fair value of contingent consideration for acquisition	47	607
Changes in operating assets and liabilities:
Accounts receivable	(7,663)	(2,519)
Other assets	(645)	(2,149)
Accounts payable	(2,686)	(2,366)
Other liabilities	(6,993)	(6,001)
Net cash used in operating activities	(16,368)	(7,821)

Cash flows from investing activities:
Term deposits	10,035	(38)
Restricted cash	3,558	(7,824)
Proceeds from disposal of property and equipment	4	13
Purchase of property and equipment	(141)	(246)
Purchase of intangible assets and other asset	(56)	–
Purchase of businesses, net of cash acquired	(3,500)	(11,430)
Net cash provided by/ (used in) investing activities	9,900	(19,525)

Cash flows from financing activities:
Proceeds from bank borrowing	2,544	7,494
Repayment of bank borrowing	(7,505)	(2,090)
Payment of contingent consideration for an acquisition	(1,949)	–
Payment of professional fee related to initial public offering	–	(328)
Others	–	666
Net cash (used in)/ provided by financing activities	(6,910)	5,742

Effect of foreign exchange rate changes	31	183

Net decrease in cash and cash equivalents	(13,347)	(21,421)
Cash and cash equivalents, beginning of period	57,128	140,356
Cash and cash equivalents, end of period	43,781	118,935

CAMELOT INFORMATION SYSTEMS INC.
Reconciliations of Adjusted Financial Measures to Comparable GAAP Measures (Unaudited)
(US Dollars in Thousands, Except per Share Data and Percentage)

	Three Months Ended March 31, 2012				Three Months Ended March 31, 2011
	GAAP	Adjustments		Adjusted	GAAP	Adjustments		Adjusted
Cost of revenues	$44,429	$(56)	(a)	$44,373	$39,642	$(483)	(a)	$39,159
Operating expenses	14,307	(2,184)	(a)	12,123	11,143	(2,273)	(a)	8,870
Operating (loss)/income	(1,613)	2,240	(a)	627	2,785	2,756	(a)	5,541
Net (loss)/income	(838)	2,240	(a)(d)	1,402	2,334	2,756	(a)	5,090
Net gross margin	22.2%	0.1%	(b)	22.3%	26.0%	0.9%	(b)	26.9%
Net operating margin	(2.8%)	3.9%	(a)	1.1%	5.2%	5.1%	(a)	10.3%
Net margin	(1.5%)	3.9%	(a)	2.4%	4.4%	5.1%	(a)	9.5%
Diluted EPS	$(0.005)	$0.013	(c)	$0.008	$0.01	$0.02	(c)	$0.03
Diluted EPADS	$(0.02)	$0.05	(c)	$0.03	$0.05	$0.05	(c)	$0.10

Notes:

(a) The non-GAAP adjustments include share-based compensation expenses, amortization expense related to intangible assets acquired for business acquisition and changes in fair value of contingent consideration, where were presented in the notes (1) and (2) below Condensed Consolidated Statements of Operations (Unaudited) for the reconciliation process

(b) Adjustment to exclude acquisition-related intangible assets amortization expense and share-based compensation recorded in cost of sales, $56 and $483 for three-month period ended March 31, 2012 and 2011.

(c) Adjusted diluted EPS is computed by dividing adjusted net income attributable to Camelot Information Systems Inc. by the weighted average number of diluted ordinary shares outstanding used in computing the GAAP diluted EPS for the respective periods.

(d) Net income refers to net income attributable to Camelot.
###

DOCUMENT 2

Company Contacts:
Camelot Information Systems Inc.
Mr. Franklin King, Interim Chief Financial Officer
Tel: +86 (10) 8201 9008
E-mail: investors@camelotchina.com

Ms. Jojo Guo, Investor Relations Manager
Tel: +1 (646) 371-6533
E-mail: investors@camelotchina.com

Investor Relations Contacts:
CCG Investor Relations
Mr. Crocker Coulson, President
Tel: +1 (646) 213-1915
E-mail: crocker.coulson@ccgir.com

Mr. John Harmon, CFA, Sr. Acct. Mgr.
Tel: +86 (10) 8573 1014 (Beijing)
E-mail: john.harmon@ccgir.com

For Immediate Release:

Camelot Information Systems Appoints Mr. Bo Chen as Independent Director

BEIJING, May 7, 2012 -- Camelot Information Systems Inc. (“Camelot” or the “Company”) (NYSE: CIS), a leading domestic provider of enterprise application services and financial industry information technology services in China, today announced that the Company has appointed Mr. Bo Chen as an independent director to its Board of Directors, effective May 2, 2012.

Mr. Chen is a seasoned professional with over a decade of experience in the IT service and consulting industry. He most recently served as Corporate Vice President, Chairman of the China Country Board, and President of Greater China at Capgemini. Prior to that, he served in senior positions at several global IT service providers and consulting firms, including a stint as Executive Vice President of the Technology Solution Group of Greater China at Hewlett-Packard and as Global Vice President, President of Greater China at BearingPoint. Mr. Chen is also an Executive Strategy Advisor for the Shanghai municipal government and a member of the Performance Evaluation and Compensation Design Committee of Shanghai’s State-owned Asset Supervision and Administration Commission (SASAC).

“We would like warmly welcome Mr. Chen to Camelot’s Board of Directors,” stated Mr. Simon Ma, Camelot's Chairman and CEO. “We expect Mr. Chen’s broad experience accumulated at several leading global IT service providers to bring tremendous benefits to us and our shareholders. We look forward to working closely with Mr. Chen.”

ABOUT CAMELOT INFORMATION SYSTEMS INC.

Camelot is a leading domestic provider of enterprise application services and financial industry information technology (“IT”) services in China, focusing on the high end of the IT value chain. The Company is the largest domestic provider of SAP-based Enterprise Resource Planning services in China, as measured by its 2010 revenues and the number of SAP consultants as of December 31, 2010, according to International Data Corporation (“IDC”). IDC also ranked Camelot the number-one service provider in the banking testing market in 2010. Camelot also operates in other areas of the Asia Pacific region, including Taiwan and Japan. The Company provides services to a wide range of industries, including financial services, resources and energy, manufacturing and automobiles, technology, as well as telecommunications, media and education.

SAFE HARBOR

This press release contains statements that may constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve a number of risks and uncertainties that could cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s growth strategies, the Company’s ability to attract and retain skilled professionals, the market of IT services in China, the wages of IT professionals, the Company’s ability to serve, retain, and attract customers. Further information regarding these and other risks is included in Camelot’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Camelot does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

###

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Camelot Information Systems Inc.

By:	/s/ Yiming MA
Name:	Yiming MA
Title:	Chief Executive Officer

Date: May 23, 2012